Exhibit 99.4
Sify Limited
Tidel Park, 2nd Floor, 4, Canal Bank Road
Taramani, Chennai 600 113, India.
November 28, 2005
To the holders of our American Depositary Shares:
On behalf of your Board of Directors and your management, I cordially invite you to attend the Extraordinary General meeting of the stockholders. It will be held on Friday, December 23, 2005 beginning at 10.00 A.M. at our Registered Office located at Tidel Park, 2nd Floor, 4, Canal Bank Road, Taramani, Chennai 600 113, India.
At the Extraordinary General Meeting, you will be requested to consider and approve four special business matters.
We are seeking your approval:
1.	to consider and approve an increase in the Authorised Share Capital.

2.	to consider and approve an amendment in the Memorandum of Association.

3.	to consider and approve a further issue of share capital under Section 81 (1A) of the Indian Companies Act, 1956.

4.	to consider and approve the transfer of IP-VPN business to Safescrypt Limited, a subsidiary company.
The business matters set forth in items 2 & 3 above are Special Resolutions. Under the Indian Companies Act, a Special Resolution must be approved by a number of votes, which is not less than three times the number of votes against the Special Resolution.
Your Board of Directors recommend that you approve each of these resolutions.
You are requested to read carefully the accompanying Notice of Extraordinary General Meeting and Explanatory Statement pursuant to Section 173(2) of the Indian Companies Act, 1956, for additional information regarding the Extraordinary General Meeting and the resolutions proposed.

Your Board of Directors have fixed the close of business on November 21, 2005 as the Record Date for the determination of stockholders entitled to Notice of and to vote at the Extraordinary General Meeting. All stockholders are cordially invited to attend the Extraordinary General Meeting.
However, to ensure your representation, you are requested to complete, sign, date and return the enclosed voting direction card as soon as possible in accordance with the instructions on the card. This card represents your instruction to the Depositary regarding the voting of the equity shares underlying your ADRs. A return addressed envelope is enclosed for your convenience.
Yours very truly,
R Ramaraj
Managing Director & CEO